April 10, 2006

Via EDGAR and U.S Mail

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	AmSouth Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File Number 001-07476

Ladies and Gentlemen:

Set forth below are our responses to your comments and our proposed disclosures for future filings as requested in your letter of comment, dated March 28, 2006, addressed to Beth E. Mooney regarding your review of AmSouth Bancorporation’s (“AmSouth”) Form 10-K for the fiscal year ended December 31, 2005 (“the Filing”). Detailed responses with intended disclosures are included in this cover letter. Additional information requested is included in Supplement 1 attached hereto. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the copy of the letter of comment referenced above.

1)	We understand that the Division of Enforcement issued Wells Notices to the company and some of its officers during 2005, which was disclosed in Form 8-K, filed on August 24, 2005 and discussed in your 10-Q for the quarter ended September 30, 2005. Please tell us why these disclosures were not also included in your Form 10-K.

AmSouth has a process by which legal or regulatory issues are continuously monitored for financial reporting purposes. The Wells Notice disclosures referenced above were not repeated because this matter did not reach the level of materiality to require specific disclosure outside of the disclosures in Legal Proceedings (Item 3) and Note 23, Commitments, Contingencies and Guarantees. Additionally, there were no material developments in this matter since the disclosure in the August 24, 2005 Form 8-K and the third quarter 2005 Form 10-Q.

2)	We note that your mortgage-backed securities portfolio is comprised principally of “securities that are guaranteed by the federal-sponsored agencies.” Please note that the debt securities issued by Government-Sponsored Enterprises (GSEs), such as Fannie Mae, Freddie Mac and the Federal Home Loan Banks, are not backed by the full faith and credit of the United States government. Please revise your future filings to separately disclose these securities.

“U.S. Treasury securities” (which are backed by the full faith and credit of the United States government) were disclosed separately from “Federal agency securities” and “Mortgage-backed securities” in Table 6. However, to clarify, AmSouth will revise future filings to change the line titled “Federal agency securities” to “U.S. government-sponsored enterprise securities”.

AmSouth agrees to revise future filings to state the following:

AmSouth’s mortgage-backed securities portfolio is comprised principally of securities that are guaranteed by government-sponsored enterprises (GSEs) such as Fannie Mae, Freddie Mac, and the Federal Home Loan Bank. These GSEs are quasi-government agencies that are not backed by the full faith and credit of the United States government.

3)	We note that in 2005 you have revised your assumptions utilized for Black Scholes pricing of your options. Typically a decline in volatility assumptions would result in a longer expected life of options. However, in your option pricing assumptions, the expected life has declined with a decrease in your volatility assumption. Please revise your future filings to disclose the rationale for the changes in your assumptions.

AmSouth has processes and procedures in place to thoroughly analyze assumptions used and has processes to capture changes which require disclosure. AmSouth agrees to provide expanded disclosures in future filings related to changes in assumptions.

4)	We note that in 2005 you recognized a material net gain on the disposition of your mutual fund management group. The assets appear to represent a disposal group as contemplated by paragraph 4 of SFAS 144. Please tell us how you have determined your presentation of the disposal of these assets as part of continuing operations to be appropriate. Please refer us to the accounting literature you have considered.

AmSouth conducted a discontinued operations analysis related to the disposition of its mutual fund management activities using Statement 144 as the primary guidance for developing conclusions. It is important to note what exactly AmSouth sold. One of AmSouth’s lines of business is Wealth Management, which provides various services to our customers, including asset management, trust services, and financial planning. Mutual funds are only one of the products utilized by our Wealth Management personnel to provide these services. AmSouth’s mutual fund management activities consisted of assets held in trusts for mutual fund investors (none of which were recorded on AmSouth’s balance sheet) and employees who actively managed those trusts. AmSouth sold only the activities related to mutual fund management and the rights to manage the related trusts, while retaining substantially all of the employees whose job functions included but were not limited to such activities. AmSouth remains in the business of selling mutual funds as a broker, including those mutual funds whose management activities were sold. Thus, AmSouth eliminated the revenues associated with the mutual fund management function but retained other revenues associated with other mutual fund activities, concluding that the sale did not qualify to be reported as a discontinued operation.

5)	For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

•	clearly explain the terms of the hedged items;

•	clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

•	for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

AmSouth uses the short-cut method on a limited basis to assess hedge effectiveness related to interest rate swaps designated as fair value hedges on one public funds, fixed-rate certificate of deposit (CD) and three issuances of fixed-rate subordinated debt. These hedges were designated either at adoption of Statement 133 or contemporaneously upon entering into the hedge. Please see the requested detailed information included in Supplement 1.

AmSouth acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing. AmSouth also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, by responding to Staff questions or agreeing to different or additional disclosures, AmSouth continues to believe that our prior disclosures were appropriate. AmSouth also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/ Alton E. Yother
Alton E. Yother Executive Vice President and Controller

cc:	Margaret Fitzgerald
Staff Accountant
SEC, Division of Corporation Finance

Supplement 1

AmSouth uses the short-cut method on a limited basis to assess hedge effectiveness related to interest rate swaps designated as fair value hedges on one public funds, fixed-rate certificate of deposit (CD) and three issuances of fixed-rate subordinated debt. These hedges were designated either on adoption of Statement 133 or contemporaneously upon entering into the hedge.

Certificate of Deposit: The CD has a principal balance of $33,000,000, a maturity of June 15, 2006, and a fixed interest rate of 2.02%. The interest accrues on an actual/365 basis, which is paid on a quarterly basis.

The interest rate swap designated to hedge this CD in a fair value hedge has a notional balance of $33,000,000 and a maturity of June 15, 2006. The receive (or fixed) leg of the swap has a fixed interest rate of 2.785%, while the variable (or pay) leg of the swap is based on the three (3) month London Inter Bank Offered Rate (LIBOR). The interest related to the swap accrues on an actual/360 basis, which is settled quarterly.

AmSouth assessed the requirements of paragraph 68 of Statement 133 as follows (items in italics are directly from paragraph 68 of Statement 133, as amended and interpreted, with AmSouth’s assessment following):

Conditions applicable to both fair value hedges and cash flow hedges

a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged.

AmSouth Analysis: The notional amount of the swap and the principal amount of the CD are both $33,000,000.

b. If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item. That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate). If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero.

AmSouth Analysis: The fair value of the swap at inception was zero. There were no “off-market” terms of the swap at inception, and no fees were paid at inception.

c. The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

AmSouth Analysis: The formula for computing net settlements under the interest rate swap is the same for each net settlement.

d. The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option.

AmSouth Analysis: The CD is not prepayable. There are no embedded call or put options.

dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

AmSouth Analysis: The variable leg of the swap is based on the three-month LIBOR index. LIBOR is the designated risk being hedged and is a benchmark index under Statement 133.

e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

AmSouth Analysis: There are no terms in the CD or interest rate swap that are atypical or would invalidate the assumption of no ineffectiveness.

Conditions applicable to fair value hedges only

f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.

AmSouth Analysis: Both the maturity date of the CD and expiration date of the swap are June 15, 2006.

g. There is no floor or cap on the variable interest rate of the swap.

AmSouth Analysis: There is no floor or cap in the variable leg of the swap.

h. The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

AmSouth Analysis: The variable leg of the swap resets every three months.

Conditions applicable to cash flow hedges only

i. All interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

AmSouth Analysis: Not applicable, as the swap is designated as a fair value hedge.

j. There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. In that case, the swap must have a floor or cap on the variable interest rate that is comparable to the floor or cap on the variable-rate asset or liability. (For this purpose, comparable does not necessarily mean equal. For example, if a swap’s variable rate is LIBOR and an asset’s variable rate is LIBOR plus 2 percent, a 10 percent cap on the swap would be comparable to a 12 percent cap on the asset.)

AmSouth Analysis: Not applicable, as the swap is designated as a fair value hedge.

k. The repricing dates match those of the variable-rate asset or liability.

AmSouth Analysis: Not applicable, as the swap is designated as a fair value hedge.

Subordinated Debt: AmSouth hedges three (3) issuances of subordinated (“sub”) debt for which the short-cut method is used to assess hedge effectiveness. In order to minimize counterparty credit risk, AmSouth will enter into swaps with multiple counterparties to hedge an issuance of debt. While not all counterparties are located in the United States, all notional amounts are denominated in U.S. dollars.

Issuance 1: The sub debt has a principal balance of $300,000,000 ($175,000,000 has been designated as the hedged item), a maturity of February 1, 2018, and a fixed interest rate of 6.45%. The sub debt has an embedded call option on the coupon reset date (February 1, 2008), upon which, if exercised, the debt would be purchased from the then current debt holder by the underwriting banks, who would then remarket the debt, the fixed coupon of which would be based on a preset formula taking into account current market rates. [The remarketed debt would in effect be a new debt issuance.] In the event that the debt is not called, the debt is subject to a mandatory put option at par on the coupon reset date. [The embedded call and mandatory put are not bifurcated under Statement 133, as AmSouth elected a January 1, 1999 transition date for embedded derivatives upon adoption of Statement 133.] The effect of both the embedded call option and the mandatory put are an effective “maturity date” of February 1, 2008. The interest accrues monthly on a 30/360 basis and is paid semiannually (February 1 and August 1).

The designated hedges on Issuance 1 have a total notional balance of $175,000,000 and a maturity of February 1, 2008. The receive (or fixed) legs of the hedges have fixed interest rates ranging from 6.08% to 6.28%, while the variable (or pay) legs of the hedges are based on the one (1) and three (3) month LIBOR indices. The interest related to the fixed legs of the hedges accrues on a 30/360 basis and the variable legs accrue on an actual/360 basis, both of which are settled semiannually (February 1 and August 1).

Issuance 2: The sub debt has a principal balance of $175,000,000, a maturity of March 1, 2009, and a fixed interest rate of 6.125%. The interest accrues monthly on a 30/360 basis and is paid semiannually (March 1 and September 1). The debt is redeemable at any time before maturity at the greater of par or a make-whole amount as determined by a preset formula.

The designated hedges on Issuance 2 have a total notional balance of $175,000,000 and a maturity of March 1, 2009. The receive (or fixed) legs of the hedges have fixed interest rates ranging from 6.05% to 6.53%, while the variable (or pay) legs of the hedges are based on the one (1) month LIBOR index. The interest related to the fixed legs of the hedges accrues on a 30/360 basis and the variable legs accrue on an actual/360 basis, both of which are settled semiannually.

Issuance 3: The sub debt has a principal balance of $500,000,000, a maturity of April 1, 2013, and a fixed interest rate of 4.85%. The interest accrues monthly on a 30/360 basis and is paid semiannually (April 1 and October 1).

The designated hedges on Issuance 3 have a total notional balance of $500,000,000 and a maturity of April 1, 20131. The receive (or fixed) legs of the hedges have fixed interest rates ranging from 3.57% to 4.45%, while the variable (or pay) legs of the hedges are based on the three (3) month LIBOR index. The interest related to the fixed leg of the hedges accrues on a 30/360 basis and the variable legs accrue on an actual/360 basis, both of which are settled semiannually.

AmSouth assessed the requirements of paragraph 68 of Statement 133 as follows (items in italics are directly from paragraph 68 of Statement 133, as amended and interpreted, with AmSouth’s assessment following):

Conditions applicable to both fair value hedges and cash flow hedges

a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged.

AmSouth Analysis: The notional amounts of the hedges and the principal amounts of the sub debt (or portion, as applicable) are equal.

b. If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item. That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate). If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero.

AmSouth Analysis: The fair value of the hedge at inception was zero. There were no “off-market” terms of the hedge at inception, and no fees were paid at inception.

[1]	As previously mentioned, not all counterparties are located in the United States and may have a different bank holiday schedule. In this case, some swaps have a maturity date of April 2, 2013. These swaps are with counterparties that have a holiday (Good Monday) on April 1. AmSouth concluded that the maturities of the swaps and the debt matched because the swaps with maturities of April 2, 2013 mature on the closest business day to the maturity of the debt.

c. The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

AmSouth Analysis: The formula for computing net settlements is the same for each net settlement.

d. The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option.

AmSouth Analysis: Issuance 1 has an effective maturity date of February 1, 2008, taking into account the aforementioned call and mandatory put. Issuance 2 is not considered prepayable due to the aforementioned make-whole provision (DIG Issue E6, Illustrative Debt Instrument 4). Issuance 3 is not prepayable.

dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

AmSouth Analysis: The variable leg of the swap is based on the one and three-month LIBOR index. LIBOR is the designated risk being hedged and is a benchmark index under Statement 133.

e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

AmSouth Analysis: There are no terms in the issuances of sub debt or respective hedges that are atypical or would invalidate the assumption of no ineffectiveness.

Conditions applicable to fair value hedges only

f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.

AmSouth Analysis: Both the maturity date or the mandatory put date of the issuances of sub debt and expiration date of the hedges match.

g. There is no floor or cap on the variable interest rate of the swap.

AmSouth Analysis: There is no floor or cap in the variable leg of the hedge.

h. The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

AmSouth Analysis: The variable legs of the hedge reset every one or three months.

Conditions applicable to cash flow hedges only

i. All interest receipts or payments on the variable-rate asset or liability during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

AmSouth Analysis: Not applicable, as the hedge is designated as a fair value hedge.

j. There is no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap. In that case, the swap must have a floor or cap on the variable interest rate that is comparable to the floor or cap on the variable-rate asset or liability. (For this purpose, comparable does not necessarily mean equal. For example, if a swap’s variable rate is LIBOR and an asset’s variable rate is LIBOR plus 2 percent, a 10 percent cap on the swap would be comparable to a 12 percent cap on the asset.)

AmSouth Analysis: Not applicable, as the hedge is designated as a fair value hedge.

k. The repricing dates match those of the variable-rate asset or liability.

AmSouth Analysis: Not applicable, as the hedge is designated as a fair value hedge.